24000624

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| SEC FILE NUMBER |
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| 8-69433 |

# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Verit Advisors Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

181 W. Madison St, Suite 3745
(No. and Street)

| Chicago | IL | 60602 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Ivana Shumberg | 713-582-4897 | ivana@verit.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

| 800 Bonaventure Way, Suite 168 | Sugarland | TX | 77479 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 11/30/2016 | 6328 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Ivana Shumberg, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Verit Advisors Capital Markets LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MEAGAN HEALY
Notary Public
STATE OF TEXAS
ID# 131634597
My Comm. Exp. Aug. 4, 2026

Notary Public

Signature:

Title:
Financial and Operations Principal

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Verit Advisors Capital Markets LLC

Financial Reports

December 31, 2023

**Jennifer Wray CPA PLLC**
*800 Bonaventure Way. Suite 168. Sugar Land, TX 77479*
*Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328*

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To member of Verit Advisors Capital Markets LLC,

**Opinion on the Financial Statements**

We have audited the accompanying statement of the financial condition of Verit Advisors Capital Markets LLC as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2023, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Verit Advisors Capital Markets LLC as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Verit Advisors Capital Markets LLC's management. Our responsibility is to express an opinion on Verit Advisors Capital Markets LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Verit Advisors Capital Markets LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of Verit Advisors Capital Markets LLC's financial statements. The supplemental information is the responsibility of Verit Advisors Capital Markets LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Verit Advisors Capital Markets LLC's auditor since 2018.

Sugar Land, Texas

February 15, 2024

**Assets**

| | |
|---|---|
| Cash and cash equivalents | $ 29,737 |
| Prepaid expenses | 428 |
| **Total Assets** | **$ 30,165** |

**Liabilities & Member's Equity**

| | |
|---|---|
| Accrued expenses | $ 3,100 |
| Member's equity | 27,065 |
| **Total Liabilities & Member's Equity** | **$ 30,165** |

See Notes to Financial Statements

| | | |
|---|---|---|
| **Revenue** | | $ 0 |
| **Expenses** | | |
| Business Licenses and Permits | $ 200 | |
| Compliance | 3,025 | |
| Continuing Education | 170 | |
| FinOP | 9,600 | |
| FINRA Annual Assessment | 4,300 | |
| Insurance Expense | 1,052 | |
| Management Fee | 3,127 | |
| Postage and Delivery | 119 | |
| Professional Fees | 5,600 | |
| State Renewal Fees | 77 | |
| Travel Expense | 1,164 | |
| Total Expenses | $ 28,434 | |
| **Net Loss** | $ (28,434) | |

See Notes to Financial Statements

| | |
|---|---|
| Balance, January 1, 2023 | $ 8,499 |
| Member's Contributions | $ 47,000 |
| Net loss | $ (28,434) |
| Balance, December 31, 2023 | $ 27,065 |

See Notes to Financial Statements

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ (28,434) |
| Adjustments to reconcile net loss to net cash used for operating activities: | |
| Changes in assets and liabilities: | |
| Decrease in Accrued Expenses | (1,900) |
| Decrease in Prepaid Expenses | 3,575 |
| Net cash used for operating activities | (26,759) |
| Cash flows from financing activities: | |
| Member's Equity | 47,000 |
| Net cash provided by financing activities | 47,000 |
| Net decrease in cash & cash equivalents | 20,241 |
| Cash & cash equivalents, beginning of year | 9,496 |
| Cash & cash equivalents, end of year | $ 29,737 |

See Notes to Financial Statements

## NOTES TO FINANCIAL STATEMENTS

### *Note 1 – Nature of Business and Summary of Significant Accounting Policies*

Verit Advisors Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Verit Advisors, LLC (the "Member"). The Company was formed in 2013 as a limited liability company in accordance with the laws of the state of Illinois. The first capital contribution was made in July 2015, from the Member. The firm was approved as a member of FINRA on February 8, 2016. The primary business of the Company is to provide services in the areas of mergers and acquisitions and offer private placements. The Company serves privately held middle market companies located in the United States of America.

**Basis of Presentation**

The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

**Government and Other Regulation**

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company will operate in accordance with the exemptive provisions of paragraph (k) (2) (i) of SEC Rule 15c3-3.

**Cash and Cash Equivalents** - The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and

management believes that the Company is not exposed to significant risks on such accounts. At December 31, 2023, cash and cash equivalents were held in an interest bearing account at JPMorgan Chase Bank totaling $29,737.

*Note 1 – Nature of Business and Summary of Significant Accounting Policies (continued)*

**Revenue Recognition** - Service fee revenues are recorded in the period services are provided. Placement agent fees are recorded on a trade-date basis as transactions occur.

Effective January 1, 2018, the Company adopted the requirements of Financial Accounting Standard Board's ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended. The Company completed its implementation analysis, reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under the new standard. The Company had evaluated the potential impacts of the new revenue recognition standard on its financial statement and has not identified any material changes in the timing of revenue recognition. The adoption of the new guidance for revenue recognition did not result in any change to the financial statements for the year ended December 31, 2023.

**Management Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2023 and revenues and expenses during the year then ended. Actual results could differ from those estimates.

**Income Taxes** - No provisions have been made for income taxes since the Company is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member is liable for income taxes based on the Company's taxable income.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses. As of December 31, 2023, the company has no significant uncertain tax positions.

*Note 1 – Nature of Business and Summary of Significant Accounting Policies (continued)*

**Subsequent Events** - The subsequent events for the Company have been evaluated by management through February 5, 2024. the date financial statements were available to be issued. It was determined that there were no subsequent events to recognize in the financial statements.

**Recent Accounting Pronouncements** - In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 606)", and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2017. The effect of adopting this update is not expected to be material to the Company's financial statements.

*Note 2 – Uniform Net Capital Rule*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting capital ratio would exceed 10 to 1. As of December 31, 2023, the Company had net capital of $26,637 which was $21,637 in excess of its required net capital of $ 5,000. The Company's ratio of aggregate indebtedness to net capital was 0.11637 to 1.

*Note 3 – Commitment and Related Party Transactions*

The Company and the Member have entered into an agreement whereby they share office space and office services. It has been agreed by the parties that expenses will be allocated in accordance with the agreement. The amount of expenses allocated to the Company during 2023 was $3,127.

### *Note 4 – Commitment and Contingencies*

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2023, and through the date of this report, there were no such claims.

### *Note 5 – Going Concern*

The firm generated $0 revenue in 2023. While the firm is optimistic that it will generate sufficient revenue in 2024, it will continue to be supported by its parent, Verit Advisors LLC, through capital contributions until such time it can independently sustain its existence.

**Supplemental Information**

**VERIT ADVISORS CAPITAL MARKETS, LLC**

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2023

| | | Schedule I |
|---|---|---|
| NET CAPITAL | | |
| Total member's capital from statement of financial condition | $ | 27,065 |
| 11, | | |
| Deductions | | |
| Non-allowable assets: | | |
| Prepaid expenses | | 428 |
| Net Capital | $ | 26,637 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS | | |
| Minimum net capital required - | | |
| Higher of 12.5% times aggregate indebtedness or $5,000 | $ | 5,000 |
| Excess Net Capital | $ | 21,637 |
| Excess Net Capital (Net capital less 10% of total aggregate indebtedness or 120% of the minimum net capital required) | $ | 20,637 |
| AGGREGATE INDEBTEDNESS | | |
| Total aggregate indebtedness included in the statement of financial condition | $ | 3,100 |
| Ratio of aggregate indebtedness to net capital | | .116379 to 1 |
| RECONCILIATION WITH COMPANY'S COMPUTATION | | |
| Net capital per Part II of Form X-17A-5 as originally filed | $ | 26,637 |
| Adjustments | | 0 |
| | $ | 26,637 |
| Total aggregate indebtedness per Part II of Form X-17A-5 as originally filed | $ | 3,100 |
| Adjustments | | 0 |
| | $ | 3,100 |

**VERIT ADVISORS CAPITAL MARKETS, LLC**

Schedule II-Computation for Determination of Reserve Requirements
under Rule 15c3-3 (Exemption) and
Schedule III-Information for Possession or Control Requirements under Rule 15c3-3
(Exemption) of the Securities and Exchanges Commission
December 31, 2023

The Company had no obligation under Rule 15c3-3 for the year ended December 31, 2023.

# Jennifer Wray CPA PLLC

*800 Bonaventure Way. Suite 168. Sugar Land, TX 77479*
*Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Verit Advisors Capital Markets LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Verit Advisors Capital Markets LLC. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following: (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement, merge acquisition advisory services, and referral service for capital raising; during the report period the firm (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Verit Advisors Capital Markets LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073, adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crutchfield Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

2/15/2023

Verit Advisors Capital Markets, LLC

# Exemption Report

December 31, 2023

Verit Advisors Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits it business activities exclusively to private replacement, merge acquisition advisory services, and referral service for capital raising; during the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2- 4; (b)did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3); and Verit Advisors Capital Markets, LLC stated that Verit Advisors Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

I, Ivana Shumberg, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Ivana Shumberg
Ivana Shumberg

Title: Financial and Operations Principal